

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 3, 2017

<u>Via E-mail</u>
Calvin Chin
Chief Executive Officer
GMCI Corp.
Level 1 Tower 1 Avenue 3
The Horizon
Bangsar South City, Kuala Lumpur
Malaysia

> **Re: GMCI Corp.**
> **Form 10-12G**
> **Filed September 6, 2017**
> **File No. 000-54629**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Business, page 3

2. Please revise pages 4 and 13 to disclose the material terms of the "verbal agreement" with Sincere Pacific.

3. We note the website www.gmcicorp.com refers to "an investment holding group with valuable assets in form of companies acquired, focusing on 6 main sectors deemed to be sustainably profitable, providing consistent attractive returns to its shareholders." Some of the information on the website identifies significant operations not discussed in the Form 10. For example, the website refers to "members," including SBS Mining Corporation, YCL Precision Engineering, Biowellness, Legacy film and GMCI Development, among others. Please revise your registration statement to provide the material information or advise us as appropriate.

4. It appears your offices, assets, directors and management are located outside of the United States. Please disclose the limitations on U.S. investors bringing claims outside of the U.S. Please also explain the limitations on the ability to effect service of process on the officers and directors and enforce judgments obtained in the U.S.

Letter of Intent, Page 8

5. We note your letter of intent in regard to the real property located in Province of Kampar, Malaysia believed to contain mineral deposits with exploration potential. Industry Guide 7 requires the disclosure of information about mines and properties intended to be owned or operated by the registrant. Accordingly, please disclose the following information for your property as required by Industry Guide 7(b):

   • The nature of your ownership or interest in the property.

   • A description of all interests in your properties, including the terms of all underlying agreements and royalties.

   • Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

   • An indication of the type of mineral claim or concession, mining leases, or mining concessions.

   • Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

   • The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

   • The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

6. Please disclose the information required under paragraph (b) of Industry Guide 7 for your material property. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

7. Please insert a small-scale map showing the location and access to each material property, as required by Industry Guide 7(b)(2) and Instruction 3(b) to Item 102 of Regulation S-K.

8. Please disclose your proposed program of exploration as required by Industry Guide 7(b)(4). Accordingly, please revise your disclosure to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss their qualifications.

9. We note you may be subject to operational permitting and environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 10

10. Please revise your filing to disclose the natural person(s) with voting and dispositive control of the shares attributed to LYF & Son Realty Sdn. Bhd. Refer to Instruction 2 to Item 403 of Regulation S-K.

Executive compensation, page 12

11. Please reconcile the amounts for 2017 in the table with the $239,367 figure on page 6.

Certain Relationships and Related Transactions, and Director Independence, page 13

12. Please revise disclosure in this section to name the related person and to clearly identify the basis on which the named person is a related party. As non-exclusive examples, we note the references to "common directors" and "directors in common." We also note

references to "related party" and "related parties" in the tables on page 14. See Item 404(a)(1) of Regulation S-K.

Market Information, page 15

13. We note the statement regarding the lack of a trading market. Please reconcile with the information at www.gmcicorp.com regarding the market for your shares where investors "may purchase or sell GMCI common stock …"

14. We note the statement regarding the Form 15 filed to terminate registration. Please revise to explain your delinquent status, including identification of any missing Exchange Act filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Raj Rajan at (202) 551-3388 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering-related comments. Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: J.T. Gaskill, Esq.
        Ortoli Rosenstadt LLP